________                                             ________________________

FORM 4    U.S. Securities and Exchange Commission           OMB APPROVAL
________        Washington, D.C.  20549              ________________________

[X] Check this box if no longer                         OMB Number 3235-0287
    subject to Section 16. Form                    Expires: February 1, 1994
    4 or Form 5 obligations may                    Estimated average burden
    continue. See Instruction 1(b).                hours per response... 0.5
                                                   _________________________

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of                 2.  Issuer Name and Ticker
    Reporting Person                        or Trading Symbol

     SBL Corporation                         LSB Industries, Inc. (LSB)
    ________________________________________________________________________
     (Last)    (First)  (Middle)        3.  IRS or Social Security
                                            No. of Reporting Person
     16 South Pennsylvania                  (Voluntary)

    ____________________________________
          (Street)                             73-1477865

     Oklahoma City, Oklahoma  73107

   _________________________________________________________________________
     (City)         (State)     (Zip)

4.  Statement for Month/Year:  December, 1995

5.  If Amendment, Date of Original (Month/Year):

6.  Relationship of Reporting Person to Issuer (Check all applicable)

     ____ Director      X 10% Owner     ____ Officer (give title below)
     ____ Other (specify below)


                      ___________________________________
___________________________________________________________________________
Table I - Non-Derivative Securities Acquired, Disposed Of, or Beneficially
          Owned
___________________________________________________________________________

  1. Title of     2. Transaction  3. Transaction   4.  Securities Acquired
     Security        Date (Month/        Code          (A) or Disposed of
                     Day/Year)       (Instr. 8)        (D) (Instr. 3, 4, 5)
                                     Code     V        Amount   (A)   Price
                                                                 or
                                                                (D)
   Common Stock      12/01/95          P               1,000     A   $3.875
   Common Stock      12/02/95          P               1,000     A   $3.875
   Common Stock      12/04/95          P               1,000     A   $3.75
   Common Stock      12/05/95          P               3,000     A   $3.75
   Common Stock        -               -                 -       -      -


   5.  Amount of       6.  Ownership Form:     7.  Nature of
       Securities          Direct (D) or           Indirect
       Beneficially        Indirect (I)            Beneficial
       Owned at End        (Instr. 4)              Ownership
       of Month                                    (Instr. 4)
       (Instr. 3 & 4)

          -                     -                 -
          -                     -                 -
          -                     -                 -
         1,037,699              D                 -
            60,600              I                By GPC(1)

___________________________________________________________________________
Reminder: Report on a separate line for each                 Page 1 of 2
          class of securities beneficially               SEC 1474 (3/91)
           owned directly or indirectly
                            (Print or Type Response)

FORM 4 (continued)Table II - Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
___________________________________________________________________________


1.  Title of   2. Conversion  3. Transaction 4. Transaction  5. Number of
    Security      or Exercise     Date            Code          Derivative
   (Instr. 3)     Price of       (Month/Day/    (Instr. 8)      Securities
                  Derivative       Year)        Code     V      Acquired (A)
                  Security                                      or Disposed
                                                                of (D)
                                                              (Instr. 3,4,5)
                                                               (A)       (D)
Preferred "B"       (2)            -             -                -
Preferred "B"       (2)            -             -                -
Preferred "C"      $11.55       12/06/95          P             1,000
Preferred "C"      $11.55       12/06/95          P               500
Preferred "C"      $11.55       12/07/95          P             1,000
Preferred "C"      $11.55       12/11/95          P             1,000
Preferred "C"      $11.55       12/12/95          P             2,000
Preferred "C"      $11.55       12/13/95          P             2,000
Preferred "C"      $11.55       12/14/95          P             1,000
Preferred "C"      $11.55       12/15/95          P             2,000
Preferred "C"      $11.55       12/18/95          P             1,000

6. Date Exercisable      7. Title and Amount of        8. Price of
   and Expiration           Underlying Securities         Derivative
   Date                     (Instr. 3 and 4)              Security
   (Month/Day/Year)                   Amount              (Instr. 5)
   Date        Expir-                  or
   Exer-       ation                  No. of
   cisable     Date         Title     Shares

    (2)        (2)         Common    400,000               -
    (2)        (2)         Common    133,333               -
    (3)        (3)         Common      4,329              $31.50
    (3)        (3)         Common      2,165              $32.25
    (3)        (3)         Common      4,329              $32.25
    (3)        (3)         Common      4,329              $32.00
    (3)        (3)         Common      8,658              $32.00
    (3)        (3)         Common      8,658              $32.00
    (3)        (3)         Common      4,329              $32.00
    (3)        (3)         Common      8,658              $32.00
    (3)        (3)         Common      4,329              $32.25

9.  Number of       10.  Ownership Form   11.  Nature of Indirect
    Derivative           of Derivative         Beneficial Owner-
    Securities           Security:             ship (Instr. 4)
    Beneficially         Direct (D) or
    Owned at End         Indirect (I)
    of Month             (Instr. 4)
    (Instr. 4)

    12,000                 D
     4,000                 I                     By GPC(1)
     -                     I
     -                     I
     -                     I
     -                     I
     -                     I
     -                     I
     -                     I
     -                     I
    24,150                 I
__________________________

Explanation of Responses:

(1) Golsen Petroleum Corporation ("GPC") is the wholly-owned subsidiary of SBL Corporation.

(2) Each share of the Company's Series "B" 12% Cumulative Preferred Stock is convertible, at the option of the holder, into 33.3333 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(3) Each share of the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 is convertible at the option of the holder into
4.329 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

**Intentional misstatements or     SBL Corporation
  omissions of facts constitute
  Federal Criminal Violations.      /s/ Sylvia H. Golsen  January 10, 1996
                                  By_______________________ ________________
  See 18 U.S.C. 1001 and         **Signature of Reporting         Date
  15 U.S.C. 78ff(a).                  Person
                                     Sylvia H. Golsen


Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
                                                              Page 2 of 2
MBEN\K-M\LSB\FORMS345\EDGAR\12-95F4.SBL                       SEC 1474 (3/91)